

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2011

Terrance K. Wahlberg
Vice President, Chief Financial Officer,
Secretary and Treasurer
ULURU Inc.
4452 Beltway Drive
Addison, TX 75001

   **Re: ULURU Inc.
     Preliminary Proxy Statement on Form PRE14A
     Filed April 5, 2011
     File No. 001-33618**

Dear Mr. Wahlberg:

  We have completed our review of your filing and do not have any further comments at this time.

         Sincerely,

         Jeffrey Riedler
         Assistant Director